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                             July 1, 2020

       Seah Chia Yee
       Principal Financial Officer
       Leader Hill Corp
       Flat 1204 Block B
       Mei Li Yuan
       Hong Ling Middle Road
       Luohu
       Shenzen 518000 China

                                                        Re: Leader Hill Corp
                                                            Form 10-K/A for
Fiscal Year Ended November 30, 2019
                                                            Filed January 17,
2020
                                                            Form 10-K/A
                                                            Filed January 23,
2020
                                                            File No. 333-223712

       Dear Mr. Yee:

                We have reviewed your amendment to your Form 10-K filed in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the Year Ended November 30, 2019 filed July 1, 2020

       Item 9A. Controls and Procedures
       Disclosure Controls and Procedures, page 14

   1. We note you have revised your disclosure in the first paragraph on page 15 to reference both internal control
over financial reporting and disclosure controls and procedures, and have also included a
reference to the COSO 2013 framework. However, the second
                                                        sentence of this
paragraph offers only management's conclusion on the effectiveness of internal control over
financial reporting, and no conclusion on the effectiveness of
 Seah Chia Yee
Leader Hill Corp
July 1, 2020
Page 2
         disclosure controls and procedures. Please file an amendment that includes separate disclosure offering a conclusion on the effectiveness of disclosure controls and procedures and internal control over financial reporting individually.
       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements, related matters or any other questions.



FirstName LastNameSeah Chia Yee                               Sincerely,
Comapany NameLeader Hill Corp
                                                              Division of
Corporation Finance
July 1, 2020 Page 2                                           Office of Trade &
Services
FirstName LastName